Exhibit 2.6

STOCK PURCHASE AGREEMENT
by and among
PETROLEUM PRODUCTS, INC.,
PETROLEUM TRANSPORT, INC.,
PATRICK C. GRANEY, III
and
MAXUM PETROLEUM, INC.
Dated as of May 1, 2007

EXHIBITS AND SCHEDULES
Exhibits

Exhibit A	-	Escrow Agreement
Exhibit B	-	Senior Management Agreement
Exhibit C	-	Transition Services Agreement
Exhibit D	-	Supply Agreement

Schedules	Section Reference
Permitted Liens Schedule	1.1
Schedule 2.2(b)(vi)(G)	2.2(b)(vi)(G)
Schedule 3.1	3.1, 3.4
Schedule 3.2	3.2
Schedule 3.3(b)	3.3(b)
Schedule 3.4	3.4
Schedule 3.5	3.5
Schedule 3.5(c)	3.5(c)
Schedule 3.6	3.6
Schedule 3.7	3.7
Schedule 3.8	3.8
Schedule 3.9	3.9
Schedule 3.10	3.10
Schedule 3.11(a)	3.11(a)
Schedule 3.11(b)	3.11(b)
Schedule 3.11(c)	3.11(c)
Schedule 3.12	3.8, 3.10(h), 3.12(a), 3.12(a)(xvi), 3.12(b), 3.12(c), 3.13(a)
Schedule 3.13	3.13(a)
Schedule 3.13(a)	3.13(a)
Schedule 3.13(b)	3.13(b)
Schedule 3.14	3.14
Schedule 3.15	3.15
Schedule 3.16	3.16
Schedule 3.17	3.17
Schedule 3.18	3.18(a), 3.18(d)
Schedule 3.19	3.19
Schedule 3.20	3.20, 3.20(k), 3.20(m)
Schedule 3.22	3.22
Schedule 3.23	3.23
Schedule 3.24	3.24
Schedule 3.25	3.25
Schedule 3.26	3.26
Schedule 4.6	4.6
Schedule 5.2(b)(ii)	5.2(b)(ii)

STOCK PURCHASE AGREEMENT
          THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 1, 2007, by and among Petroleum Products, Inc., a West Virginia corporation (“PPI”), Petroleum Transport, Inc., a West Virginia corporation (“PTI” and together with PPI, each a “Company” and collectively the “Companies”), Patrick C. Graney, III (“Seller”), and Maxum Petroleum, Inc., a Delaware corporation (“Buyer”).
          WHEREAS, Seller owns all of the issued and outstanding Equity Interests of each of the Companies (collectively, the “Shares”);
          WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares.
          NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the parties hereto hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
     1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:
          “2007 Adjusted EBITDA” has the meaning set forth in Section 2.4(a).
          “2008 Adjusted EBITDA” has the meaning set forth in Section 2.4(b).
          “2007 Performance Payment” has the meaning set forth in Section 2.4(a).
          “2008 Performance Payment” has the meaning set forth in Section 2.4(b).
          “2007 Performance Statement” has the meaning set forth in Section 2.4(f).
          “2008 Performance Statement” has the meaning set forth in Section 2.4(f).
     “Adjusted EBITDA” means, for any period of determination, without duplication, the combined and consolidated net income of the Companies determined in accordance with GAAP, plus (i) income Tax expenses, to the extent that any such expenses were deducted in computing such net income, plus (ii) interest expense (net of interest income), to the extent that any such amounts were included in computing such net income, plus (iii) depreciation and amortization expenses, to the extent that any such expenses were deducted in computing such net income, plus (iv) expenses incurred as a direct result of the payment of any Performance Payment, to the extent that any such expenses were deducted in computing such net income, plus (v) income reported in “Other Income” as a result of incentives and rebates from vendors and delivery surcharges from customers, and maintenance fees from Affiliates consistent with past practices, to the extent any such amounts were not included in the computation of such net income, plus (vi) income reported in “Miscellaneous Income” resulting from the purchase and resale of field equipment to customers, consistent with prior practices, to the extent any such amounts were not included in the computation of such net income; plus (vii) any one-time, non-recurring expenses incurred by the Companies in connection with the consummation of the transactions contemplated by this Agreement (including any retention bonuses paid to management of the Companies in an amount not to exceed $500,000 in the aggregate), to the extent any such amounts were deducted in computing such net income; plus (viii) any overhead or other corporate expenses charged by Buyer or its parent to the Companies or their Subsidiaries to recover overhead and corporate expenses incurred by the Buyer or its parent (except for charge-backs for bona fide third party operating expenses paid by Buyer on behalf of any of the Companies or their Subsidiaries, net of inter-company profit), to the extent any such amounts were deducted in computing such net income. In no event shall Adjusted EBITDA include any extraordinary income (whether or not classified as “extraordinary” in accordance with GAAP) or any other gains or income arising out of transactions or events outside the ordinary course of business.
          “Adjustment Objection Deadline Date” has the meaning set forth in Section 2.4(g)(i).
          “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, Seller shall not be deemed to be an Affiliate of Buyer or the Companies after the Closing.
          “Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Companies or any of their Subsidiaries is or has been a member.
          “Applicable Rate” means, as of any applicable date, the prime rate of interest as of such date as published in The Wall Street Journal.
          “Audited Financial Statements” has the meaning set forth in Section 3.5(a)(i).
          “Buyer” has the meaning set forth in the Preamble.
          “Buyer Parties” means Buyer and its Affiliates (including, after the Closing, the Companies and their respective Subsidiaries, but excluding Seller and its Affiliates) and their respective stockholders, partners, members, officers, directors, managers, employees, agents, representatives, successors and assigns.
          “Closing” has the meaning set forth in Section 2.2(a).

          “Closing Date” has the meaning set forth in Section 2.2(a).
          “Closing Indebtedness” has the meaning set forth in Section 2.3(a).
          “Closing Statement” has the meaning set forth in Section 2.3(b).
          “Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section, regardless of how numbered or classified.
          “Company” and “Companies” have the meanings set forth in the Preamble.
          “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services or research or development of the Companies, their respective Subsidiaries or their respective suppliers, distributors, customers, independent contractors or other business relations.
          “Environmental and Safety Requirements” means all applicable federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders, and all common law, in each case concerning public health and safety, worker health and safety, exposure to hazardous substances or materials, pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or radon, each as amended and in effect on or prior to the date hereof. In no event shall Environmental and Safety Requirements be deemed to include (i) any statute, regulation, ordinance, judicial or administrative order or other provision having the force or effect of law, or any amendment or revision thereto, in each case to the extent first becoming effective after the date hereof, or (ii) any requirement determined by judicial or administrative order after the Closing as being applicable prior to the Closing Date to the extent the same is in variance with any previously effective administrative or judicial order or previously effective and verifiable administrative or judicial interpretations regarding the applicable requirements existing prior to the date hereof.
          “Equity Interests” means any and all shares, capital stock, equity interests, participations or other equivalents (however designated) of a corporation and any and all ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or other rights to purchase or otherwise acquire or obtain any of the foregoing of any corporation or Person other than a corporation.
          “Escrow Agent” means United Bank, Inc.
          “Escrow Agreement” means the escrow agreement in the form of Exhibit A attached hereto.
          “Escrow Amount” means $5,700,000.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “Estimated Cash Purchase Price” means $27,383,332.10, which represents the parties’ good faith estimate, as of the date hereof, of the Final Cash Purchase Price.
          “Final Aggregate Purchase Price” has the meaning set forth in Section 2.3(a).
          “Final Cash Purchase Price” has the meaning set forth in Section 2.3(a).
          “Financial Panel” means, initially a panel of two individuals (each a “Panelist”), one as hereafter designated by the Buyer, and one as hereafter designated by the Seller (it being understood that Buyer and/or Seller may engage or designate a firm or other entity (rather than an individual) as its Panelist, in which case any partner, employee or agent of such firm or other entity may act as the Panelist designated by such party). If the two Panelists are unable to agree upon the resolution of a matter presented to the Financial Panel within 30 days after submission, the two Panelists shall mutually select a neutral third Panelist who shall (or, in the event that such Panelist is a firm or other entity, the partner, employee or agent of such Panelist responsible for this matter shall) (i) be a certified public accountant, (ii) have expertise in financial analysis and (iii) have substantial experience working for a regionally or nationally recognized accounting or consulting firm. If the representatives are unable to promptly select a neutral third Panelist, either Panelist may request that the American Arbitration Association designate a neutral Panelist having the aforementioned qualifications.
          “Fundamental Representations and Warranties” has the meaning set forth in Section 5.2(a).
          “GAAP” means United States generally accepted accounting principles.
          “Guaranty” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable for the debt, obligation or other liability of any other Person (other than by endorsements of instruments in the ordinary course of collection).
          “Indebtedness” means, with respect to any Person at any applicable time of determination, without duplication (i) all obligations of such Person for borrowed money or in respect of loans or advances, including (in the case of the Companies and their respective Subsidiaries) all notes, advances, payables and other obligations to Seller or any of Seller’s Affiliates (other than the Companies and their Subsidiaries), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, (iv) all obligations and costs associated with terminating any swap agreements or transactions, (v) all obligations arising from deferred compensation arrangements and all obligations under retention or stay bonus arrangements, and all obligations under severance plans or arrangements, bonus plans or similar arrangements payable as a result of the consummation of the transactions contemplated hereby (regardless of whether any additional event or occurrence, in addition to the consummation of the transactions contemplated hereby, is required to give rise to such payment obligation), (vi) all Guaranties of or by such Person in connection with any of the foregoing, (vii) all capital lease obligations, (viii) all obligations for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise and (ix) all accrued interest, prepayment premiums or penalties related to any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not be deemed to include: (x) trade payables incurred in the ordinary course of business which are not more than 120 days past due based on the due date specified in the invoice thereof, or if no due date is specified in the invoice or no invoice exists, then based on past custom and practice; (y) commissions, salaries, benefits, bonuses and other compensation due to employees and arising in the ordinary course of business, not in excess of past custom and practice, and not due as a result of the transactions contemplated hereby (whether or not in combination with any other event or circumstances) (but with it being understood that the Aggregate Retention Bonuses set forth on Schedule 3.17 hereto shall constitute Indebtedness hereunder); or (z) sums due to third parties as commission or other compensation in relation to sales of product in the ordinary course of business.
          “Indemnitee” has the meaning set forth in Section 5.2(c).
          “Indemnitor” has the meaning set forth in Section 5.2(c).
          “Intellectual Property Rights” means any and all intellectual and industrial proprietary rights and rights in confidential information of every kind and description anywhere in the world, including (i) patents and patent applications, (ii) Internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate names, and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works, and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, and (v) trade secrets and other confidential information (including ideas, formulas, recipes, compositions, inventions (whether patentable or un-patentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, non-public data and databases, financial and marketing plans and customer and supplier lists and information.
          “Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, debt instruments or Equity Interests of any other Person and (ii) any capital contribution by such Person to any other Person.
          “Knowledge” means, when referring to the “knowledge” of the Companies or any similar phrase or qualification based on knowledge, (i) the actual knowledge of Seller, John Ford, Jeffrey Golden, Walter Hanson or Shawna Whanger and (ii) the knowledge that any such person referenced in (i) above, as a prudent business person, would have obtained in the conduct of his or her business after making reasonable inquiry and reasonable diligence with respect to the particular matter in question.
          “Latest Balance Sheet” has the meaning set forth in Section 3.5(a)(ii).

          “Leased Real Property” means the real property demised by the Realty Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) and all other leasehold or sub-leasehold estates and other rights to occupy or use any land, buildings, structures, improvements, fixtures or other interests in real property held by either Company or any of their Subsidiaries.
          “Lien” means any lien, charge, mortgage, security interest, community property interest, pledge, restriction on transfer (other than restrictions on transfer arising under the Securities Act and applicable state securities laws), easement, covenant or other encumbrance or restriction of any kind (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).
          “Losses” means any loss, liability, claim, cost, damage, penalty, Tax, fine or expense (including interest, penalties, attorneys’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing).
          “Material Adverse Effect” means a material and adverse effect or development upon the financial condition, operating results, value, prospects, assets, operations or employee, customer or supplier relations of the Companies and their Subsidiaries taken as a whole.
          “New Leases” has the meaning set forth in Section 2.2(b)(vi)(G).
          “Notice of Disagreement” has the meaning set forth in Section 2.3(b).
          “Performance Payments” means the payments, if any, made or to be made to Seller pursuant to Section 2.4 of this Agreement.
          “Performance Period” has the meaning set forth in Section 2.4(e).
          “Performance Statements” has the meaning set forth in Section 2.4(f).
          “Permitted Liens” means (i) Liens that are set forth on the Permitted Liens Schedule attached hereto, (ii) Liens for Taxes not yet payable or delinquent, or the validity of which are being contested in good faith by appropriate proceedings, and as to which adequate reserves have been established on the Companies’ financial statements in accordance with GAAP consistently applied, (iii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business for amounts which are not due and payable and which would not, individually or in the aggregate, have a material adverse effect on any of the Companies’ or their Subsidiaries’ business as currently conducted and (iv) Liens arising from zoning ordinances or constituting recorded real estate easements, covenants or conditions that, in any case, are not material to the Companies’ or any of their Subsidiaries’ business as currently conducted.
          “Person” means any individual (including any individual’s estate), sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether foreign, federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

          “Plan” has the meaning set forth in Section 3.18(a).
          “Pre-Closing Tax Period” has the meaning set forth in Section 5.8(a).
          “Profit Sharing Plans” has the meaning set forth in Section 3.18(d).
          “Realty Leases” has the meaning set forth in Section 3.11(c).
          “Restricted Period” has the meaning set forth in Section 5.9(b).
          “Section 338(h)(10) Election” has the meaning set forth in Section 5.8(f).
          “Securities Act” means the Securities Act of 1933, as amended, or any successor federal law then in force.
          “Seller” has the meaning set forth in the Preamble.
          “Seller Parties” has the meaning set forth in Section 5.2(b).
          “Shares” has the meaning set forth in the Preamble.
          “Straddle Period” has the meaning set forth in Section 5.8(b).
          “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 25% of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity, at least 10% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.
          “Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, Equity Interests, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.
          “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

ARTICLE II
PURCHASE AND SALE OF THE SHARES
     2.1 Basic Transaction . On the terms set forth in this Agreement, at the Closing, Buyer shall and hereby does purchase from Seller, and Seller shall and hereby does sell, convey, assign, transfer and deliver to Buyer, all of the Shares, free and clear of all Liens.
     2.2 Closing Transactions.
          (a) The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”).
          (b) At the Closing:
               (i) Buyer shall pay or cause to be paid to Seller an amount equal to the result of (A) the Estimated Cash Purchase Price, minus (B) the Escrow Amount, by wire transfer of immediately available funds to the account designated in writing by Seller to Buyer;
               (ii) Buyer shall deliver or cause to be delivered the Escrow Amount to the Escrow Agent for deposit into an escrow account established pursuant to the terms of the Escrow Agreement, which Escrow Amount (together with any earnings thereon) shall be available on a non-exclusive basis for the period set forth in the Escrow Agreement to satisfy amounts owing to the Buyer Parties pursuant to Section 5.2.
               (iii) Seller shall deliver to Buyer the certificates representing the Shares, duly endorsed in blank or accompanied by duly executed stock powers, with appropriate transfer stamps (if any) affixed thereto;
               (iv) Seller shall deliver to Buyer all corporate books and records and other property of the Companies or any of their Subsidiaries in Seller’s possession;
               (v) Seller shall deliver to Buyer a properly completed and executed Internal Revenue Service Form 8023 and any other forms and documents necessary to make the Section 338(h)(10) Election;
               (vi) The Companies and Seller shall deliver to Buyer the following:
                    (A) evidence that the Companies’ and Seller’s investment bankers and other similar agents and representatives have been paid in full as of the Closing, and that none of the Companies or any of their Subsidiaries has any liability to any such investment bankers, agents or representatives;
                    (B) evidence of releases of all Liens (other than any Permitted Liens) on the assets and properties of the Companies and their Subsidiaries and payoff letters with respect to any Indebtedness of the Companies for borrowed money outstanding as of the Closing (including amounts, if any, owing to Seller and his Affiliates);

                    (C) the Escrow Agreement, duly executed by Seller and the Escrow Agent;
                    (D) the Senior Management Agreement, in the form attached hereto as Exhibit B, duly executed by Seller (the “Senior Management Agreement);
                    (E) the Transition Services Agreement, in the form attached hereto as Exhibit C, duly executed by PMI LLC (the “Transition Services Agreement);
                    (F) the Master Retailer Supply Agreement, in the form attached hereto as Exhibit D (the “Supply Agreement”), duly executed by OSI Limited Liability Company, a West Virginia limited liability company (“OSI”) , FSI, Limited Liability Company, a West Virginia limited liability company (“FSI”), and M&J Operations, LLC, a West Virginia limited liability company (“M&J”, and collectively with OSI and FSI, “One Stop Companies”);
                    (G) fully executed copies of those Realty Leases for the Leased Real Property set forth on Schedule 2.2(b)(vi)(G), dated as of the date hereof (the “New Leases”).
                    (H) an estoppel certificate and landlord lien waiver with respect to each Realty Lease, dated no more than 30 days prior to the Closing Date, duly executed by the landlord party to such Realty Lease;
                    (I) a non-disturbance agreement with respect to each Realty Lease duly executed by each lender encumbering any Leased Real Property underlying such Realty Lease;
                    (J) copies of all third-party consents and approvals required in connection with the transactions contemplated hereby pursuant to the terms of any agreement, contract or instrument to which any Company, any of the Companies’ Subsidiaries or Seller is a party;
                    (K) copies of all consents, approvals, licenses and authorizations of all governmental authorities necessary for the consummation of the transactions contemplated by this Agreement or for the businesses of the Companies and their Subsidiaries following the Closing, if any;
                    (L) certified copies of resolutions duly adopted by the boards of directors of each of the Companies authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby;
                    (M) certificates of existence for the Companies and each of their Subsidiaries from their respective jurisdictions of incorporation and certificates of good standing (or the equivalent) from each jurisdiction in which they are qualified to do business as a foreign corporation, in each case dated not more than ten days prior to the Closing Date;

                    (N) resignations of each director and officer of each of the Companies and their respective Subsidiaries, effective as of the Closing; and
                    (O) customary affidavits, signed under penalties of perjury, from Seller stating that Seller is not a foreign person within the meaning of Section 1445 of the Code.
               (vii) Buyer shall deliver or cause to be delivered to Seller the following:
                    (A) the Escrow Agreement, duly executed by Buyer and the Escrow Agent;
                    (B) the Senior Management Agreement, duly executed by SPI Petroleum LLC, a Delaware limited liability company, and PPI;
                    (C) the Transition Services Agreement, duly executed by PPI, PTI and Petroleum Fueling, Inc., a West Virginia corporation;
                    (D) the Supply Agreement, duly executed by PPI;
                    (E) Certified copies of the resolutions duly adopted by Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby; and
                    (F) a good standing certificate with respect to Buyer from the Secretary of State of the State of Delaware dated not more than ten days prior to the Closing Date.
     2.3 Purchase Price.
          (a) The aggregate purchase price for the Shares (the “Final Aggregate Purchase Price”) shall be equal to (i) the result of (A) $38,010,000.00, minus (B) the aggregate amount of all Indebtedness of the Companies and their Subsidiaries as of the Closing (the “Closing Indebtedness”), plus (ii) the Performance Payments. The amount calculated pursuant to Section 2.3(a)(i) is referred to herein as the “Final Cash Purchase Price.”
          (b) Within 45 days after the Closing Date, Buyer shall deliver to Seller a statement (in its final and binding form as determined below, the “Closing Statement”) setting forth the Closing Indebtedness (and the Final Cash Purchase Price resulting therefrom). Seller and Buyer shall cooperate in connection with the preparation of the Closing Statement. During the 30-day period immediately following Seller’s receipt of the Closing Statement, Seller and Seller’s agents and representatives shall be permitted to review Buyer’s working papers related to the preparation of the Closing Statement. The Closing Statement (and the Final Cash Purchase Price resulting therefrom) shall become final and binding upon the parties 30 days following Seller’s receipt thereof, unless Seller shall give written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted. If a timely

Notice of Disagreement is received by Buyer, then the Closing Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (y) the date all matters in dispute are finally resolved in writing by the Financial Panel. During the 20 days following delivery of a Notice of Disagreement, Buyer and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement. Following delivery of a Notice of Disagreement, Buyer and its agents and representatives shall be permitted to review Seller’s and its representatives’ working papers relating to the Notice of Disagreement. If, at the end of the 20-day period referred to above, the matters in dispute have not been fully resolved, then the parties shall submit to the Financial Panel for review and resolution of all matters (but only such matters) which remain in dispute, and the Financial Panel shall make a final determination of the Closing Indebtedness (and the Final Cash Purchase Price resulting therefrom) to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement. The parties will cooperate with the Financial Panel during the term of its engagement. In resolving any matters in dispute, the Financial Panel may not assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. The Financial Panel’s determination will be based solely on presentations by Buyer and Seller which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement and the determination of the Closing Indebtedness (and the Final Cash Purchase Price resulting therefrom) shall become final and binding on the parties on the date that the Financial Panel delivers its final resolution in writing, signed by a majority of the Panelists, to the parties (which the Financial Panel shall be instructed to deliver not more than 30 days following submission of such disputed matters). The costs and expenses of the Financial Panel shall be allocated between the Buyer and Seller based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.
          (c) If the Estimated Cash Purchase Price (as delivered to Seller and the Escrow Agent at Closing as contemplated by Section 2.2(b)(i) and Section 2.2(b)(ii)) is greater than the Final Cash Purchase Price, then Seller shall, within five business days after the Closing Statement becomes final and binding on the parties, make payment by wire transfer to Buyer in immediately available funds of the amount of such difference, together with interest thereon at a rate per annum equal to the Applicable Rate, as of the Closing Date, with interest accruing from the Closing Date to the date of payment. If the Final Cash Purchase Price is greater than the Estimated Cash Purchase Price, Buyer shall, within three business days after the Closing Statement becomes final and binding on the parties, make payment (or cause payment to be made) by wire transfer to Seller in immediately available funds of the amount of such difference, together with interest thereon at a rate per annum equal to the Applicable Rate, as of the Closing Date, with interest accruing from the Closing Date to the date of payment.
     2.4 Performance Payments.
          (a) If Adjusted EBITDA for the calendar year ended December 31, 2007, as finally determined pursuant to this Section 2.4 (the “2007 Adjusted EBITDA”), is equal to or greater than $7,800,000, then Buyer shall pay or cause to be paid to Seller an aggregate amount equal to $2,000,000 (the “2007 Performance Payment”). Subject to Section 2.4(c) below and for the avoidance of doubt, no payment shall be due to Seller under this Section 2.4(a) if the 2007 Adjusted EBITDA is less than $7,800,000.
          (b) If Adjusted EBITDA for the calendar year ended December 31, 2008, as finally determined pursuant to this Section 2.4 (the “2008 Adjusted EBITDA”), is:
               (i) equal to or greater than $8,100,000, but less than $8,400,000, then Buyer shall pay or cause to be paid to Seller an aggregate amount equal to the result of the product of (I) 3.3333, and (II) the amount by which the 2008 Adjusted EBITDA exceeds $7,800,000; or
               (ii) equal to or greater than $8,400,000, then Buyer shall pay or cause to be paid to Seller an aggregate amount equal to $2,000,000.
Any such amount paid pursuant to this Section 2.4(b) is referred to herein as the “2008 Performance Payment.” Subject to Section 2.4(c) below and for the avoidance of doubt, no payment shall be due to Seller under this Section 2.4(b) if the 2008 Adjusted EBITDA is less than $8,100,000.
          (c) Notwithstanding anything herein to the contrary, if the sum of (i) the 2007 Adjusted EBITDA, and (ii) the 2008 Adjusted EBITDA, is equal to or greater than $16,200,000, then Buyer shall pay or cause to be paid to Seller an aggregate amount equal to $4,000,000, less the amount of any 2007 Performance or 2008 Performance Payment paid to Seller pursuant to this Section 2.4.
          (d) Notwithstanding anything herein to the contrary and for the avoidance of doubt, in no event shall the aggregate Performance Payments made pursuant to this Section 2.4 exceed $4,000,000.
          (e) If, at anytime between the date hereof and December 31, 2008, any of the Companies acquires a business or other Person through merger, stock purchase, asset purchase or otherwise, or disposes of any division, operating unit, joint venture or Subsidiary, then the Adjusted EBITDA threshold amounts set forth in this Section 2.4 shall be equitably adjusted to reflect such acquisition or disposition, as determined in good faith by Buyer and Seller.
          (f) On or prior to February 28, 2008, Buyer shall deliver to Seller a statement (the “2007 Performance Statement”) setting forth the 2007 Adjusted EBITDA and the resulting payment required to be made to Seller pursuant to Section 2.4(a), if any. On or prior to February 28, 2009, Buyer shall deliver to Seller a statement (the “2008 Performance Statement”, and together with the 2007 Performance Statement, the “Performance Statements”) setting forth the 2008 Adjusted EBITDA and the resulting payment required to be made to Seller pursuant to Section 2.4(b) or Section 2.4(c), if any.
          (g) The Performance Statements and the components thereof may each be disputed by Seller pursuant to this Section 2.4(g) and shall become final, binding and non-appealable on the Parties as follows:

               (i) Seller shall, on or before the date that is 20 days after Seller’s receipt of the applicable Performance Statement (as applicable, the “Adjustment Objection Deadline Date”), provide specific written notice to Buyer of any objections to any aspect of the applicable Performance Statement; provided that the only objections which Seller shall make hereunder are that such Performance Statement was not prepared in accordance with this Agreement. In the event that Seller has not provided an objection to the applicable Performance Statement prior to the applicable Adjustment Objection Deadline Date, the applicable Performance Statement shall then become final, binding and non-appealable upon the parties. In connection with Buyer’s preparation of the Performance Statements, Seller’s review of the Performance Statements and Buyer’s review of any objection by Seller to the Performance Statements, Buyer and Seller shall cooperate with each other and grant to each other and their respective advisors and accountants reasonable access to such papers and documents as each may reasonably request; and
               (ii) If Seller, by written notice to Buyer before the close of business on the Adjustment Objection Deadline Date, objects to any aspect of the applicable Performance Statement, then those aspects as to which the objection was made shall not become final, binding and non-appealable, and Seller and Buyer shall attempt to resolve such objection in good faith and, if they enter into a written agreement amending the applicable Performance Statement, the applicable Performance Statement, as amended by such written agreement, shall become final, binding and non-appealable upon Seller and Buyer. If Seller and Buyer do not enter into a written agreement within 30 days after Seller gives such notice of objection, those aspects as to which such objection was made (and only those aspects) shall be submitted to the Financial Panel for review and resolution. The Financial Panel shall resolve the dispute and submit a written statement of its determination, signed by a majority of the Panelists, which statement, when delivered to Seller and Buyer, shall address only those items which are in dispute and shall become final, binding and non-appealable upon Seller and Buyer. Seller and Buyer shall direct the Financial Panel to complete its review within 30 days, or any longer period as agreed to by Seller and Buyer. The Financial Panel shall allocate its costs and expenses between Seller and Buyer based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.
          (h) Any amounts payable pursuant to this Section 2.4 shall be paid to Seller in immediately available funds within five business days after the applicable Performance Statement becomes final, binding and non-appealable on the parties hereto pursuant to this Section 2.4 to an account designated in writing by Seller.
ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING
THE COMPANY AND SELLER
          As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer as of the date hereof that:

     3.1 Corporate Organization. Each Company is a corporation duly organized and validly existing under the laws of the state of West Virginia and is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect. Each Company possesses all requisite corporate power and authority necessary to own and operate its properties, to carry on its businesses and to carry out the transactions contemplated by this Agreement. The copies of each Company’s articles of incorporation and bylaws which have been furnished to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete. None of the Companies is in default under or in violation of any provision of its articles of incorporation or bylaws. Schedule 3.1 attached hereto sets forth a list all of the officers and directors of each Company.
     3.2 Capitalization and Related Matters; Title to Shares. The entire authorized and issued Equity Interests of PPI consist of 750 authorized shares of common stock, par value $100 per share, of which 667 shares are issued and outstanding. The entire authorized and issued Equity Interests of PTI consist of 1,000 authorized shares of common stock, par value $10 per share, of which 100 shares are issued and outstanding, and 900 shares are held as treasury stock held by PTI. All of the outstanding Equity Interests of the Companies are held beneficially and of record by Seller, free and clear of all Liens. At the Closing, Seller will sell to Buyer good and valid title to the Shares, free and clear of all Liens. Except as set forth in Schedule 3.2 attached hereto, none of the Companies has outstanding any stock or securities convertible or exchangeable for any shares of its Equity Interests or containing any profit participation features, nor any rights or options to subscribe for or to purchase its Equity Interests or any stock or securities convertible into or exchangeable for its Equity Interests or any stock appreciation rights or phantom stock plan. Except as set forth in Schedule 3.2 attached hereto, none of the Companies is subject to any option or obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests or any warrants, options or other rights to acquire its Equity Interests. None of the Companies has violated any foreign, federal or state securities laws in connection with the offer, sale or issuance of its Equity Interests. All of each Company’s outstanding Equity Interests have been validly issued and are fully paid and non-assessable. There are no bonds, debentures, notes or other Indebtedness of any Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any shareholders of such Company may vote. All outstanding Indebtedness (including amounts outstanding, prepayment and similar penalties and due date) of each of the Companies and their respective Subsidiaries is identified on Schedule 3.2 attached hereto.
     3.3 Authorization; Non-contravention.
          (a) This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable in accordance with its terms, and each of the other agreements and instruments contemplated hereby to which Seller is a party, when executed and delivered by Seller, in accordance with the terms hereof and thereof, shall each constitute a valid and binding obligation of Seller, enforceable in accordance with its respective terms. The assignments, endorsements, stock powers and other instruments of transfer delivered by Seller to Buyer at the Closing will be sufficient to transfer Seller’s entire interest, legal and beneficial, in the Shares. Seller has full power and authority to convey good and marketable title to all of the Shares, and upon transfer to Buyer of the certificates representing such Shares, Buyer will receive good and marketable title to such Shares, free and clear of all Liens.
          (b) Except as set forth on Schedule 3.3(b) attached hereto, the execution and delivery of this Agreement and all of the other agreements and instruments contemplated hereby to which Seller is a party and the fulfillment of and compliance with the respective terms hereof and thereof do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon either Company’s or any of their respective Subsidiaries’ Equity Interests or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or governmental body or agency pursuant to either Company’s or any of their respective Subsidiaries’ charter documents, bylaws or other constituent documents, or any law, statute, rule or regulation to which either Company or any of their respective Subsidiaries or Seller is subject, or any agreement, instrument, license, permit, order, judgment or decree to which either Company, any of their respective Subsidiaries or Seller is subject.
     3.4 Subsidiaries. Schedule 3.4 attached hereto correctly sets forth the name of each Subsidiary of each Company, the jurisdiction of its organization and the Persons owning the outstanding Equity Interests of such Subsidiary. Each such Subsidiary is duly organized and validly existing under the laws of the jurisdiction of its organization and possesses all requisite power and authority necessary to own its properties and to carry on its businesses and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business requires it to qualify, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect. All of the Equity Interests of each such Subsidiary are validly issued, fully paid and non-assessable and, except as set forth on Schedule 3.4, all of the Equity Interests of each such Subsidiary are owned by a Company free and clear of all Liens. Except as set forth on Schedule 3.4, neither Company nor any of their respective Subsidiaries owns or holds the right to acquire any Equity Interests or any other security or interest in any other Person or has any obligation to make any Investment in any Person. Schedule 3.4 sets forth a list all of the officers and directors of each of the Companies’ Subsidiaries. The copies of each of the Companies’ Subsidiary’s articles of incorporation and bylaws (or similar governing documents) which have been furnished to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.
     3.5 Financial Statements. Attached hereto as the Schedule 3.5 are the following financial statements:
               (i) the audited combined and consolidated balance sheet of the Companies and their Subsidiaries as of December 31, 2006 and 2005, and the related statements of income, cash flows and stockholders’ equity (or the equivalent) for the fiscal years then ended (collectively, the “Audited Financial Statements”); and

               (ii) the unaudited combined and consolidated balance sheet of the Companies and their Subsidiaries as of March 31, 2007 (the “Latest Balance Sheet”), and the related statements of income, cash flows and stockholders’ equity (or the equivalent) for the three-month period then ended.
          (b) Each of the financial statements referenced above (including in all cases the notes thereto, if any), fairly presents, in all material respects, the financial position of the Companies and their Subsidiaries as of the respective dates thereof and the operating results of the Companies and their Subsidiaries for the periods covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby, subject in the case of the unaudited financial statements to the absence of footnote disclosures and changes resulting from normal year-end adjustments for recurring accruals (none of which footnote disclosures or changes would, alone or in the aggregate, be materially adverse to the assets, liabilities, financial position, operating results, or cash flow of the Companies and their Subsidiaries taken as a whole).
          (c) Set forth on Schedule 3.5(c) hereto is a true and accurate list of all contingent repayment obligations, penalties or similar contingent obligations in connection with (i) any failure to comply with any branding, trademark or other marketing requirements set forth in any fuel or lubricant supply agreement to which either of the Companies or any of their Subsidiaries is a party or (ii) any termination or alteration of any supply arrangements provided for in any such agreement (whether such failure, termination or alteration triggering the contingent obligation would be a result of an act or omission of any of the Companies, their Subsidiaries, any of their respective customers or any other Person), including the specific agreement under which such contingent obligation arises and the aggregate amount of such contingent obligation as of the date hereof.
     3.6 Accounts Receivable. Except as set forth on Schedule 3.6, all accounts and notes receivable reflected on the Latest Balance Sheet and all accounts and notes receivable arising since the date thereof are bona fide receivables arising in the ordinary course of business and are collectible in accordance with their terms and recorded amounts in accordance with the Companies’ customary collection practices, subject only to the reserve for doubtful accounts as set forth on the Latest Balance Sheet, as adjusted through the Closing Date in accordance with past custom and practice of the Companies. Without limiting the foregoing, the Companies have no Knowledge of any contest, claim or defense with respect to any such receivables. Except as set forth on Schedule 3.6, no Person has any Lien on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables.
     3.7 Inventory. Except as set forth on Schedule 3.7, all of the Companies’ and their respective Subsidiaries’ inventory consists of a quantity and quality usable and salable in the ordinary course of business consistent with past practice, is not obsolete, expired, defective or damaged, and is merchantable and fit for its intended use, subject only to the reserves for inventory write-downs or unmarketable, obsolete, defective or damaged inventory reflected in the Latest Balance Sheet, determined in accordance with GAAP consistently applied.
     3.8 Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.8, none of the Companies nor any of their respective Subsidiaries has or will have any obligation or liability

(whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (a) liabilities reflected on the Latest Balance Sheet, (b) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of law, claim or lawsuit), (c) obligations under contracts and commitments described on the attached Schedule 3.12 or under contracts and commitments entered into in the ordinary course of business consistent with past practice which are not required to be disclosed on such Schedule pursuant to Section 3.12 below (but not liabilities for any breach of any such contract or commitment occurring on or prior to the Closing Date), and (d) other liabilities and obligations disclosed in the other Schedules referred to in this Article III.
     3.9 No Material Adverse Effect. Since December 31, 2006, there has occurred no fact, event or circumstance which has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.9 or on Schedule 3.10, Since December 31, 2006, each of the Companies and their respective Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice.
     3.10 Absence of Certain Developments. Except as set forth on Schedule 3.10, since December 31, 2006, none of the Companies or any of their respective Subsidiaries has:
          (a) issued any notes, bonds or other debt securities or any Equity Interests or other equity securities or any securities or rights convertible, exchangeable or exercisable into any Equity Interests or other equity securities;
          (b) borrowed any amount or incurred or become subject to any material liabilities, except current Indebtedness incurred in the ordinary course of business consistent with past practice;
          (c) discharged or satisfied any material Lien or paid any material obligation or liability, other than current liabilities paid in the ordinary course of business;
          (d) declared, set aside or made any payment or distribution of cash or other property to any of its stockholders with respect to its Equity Interests or otherwise, or purchased, redeemed or otherwise acquired any Equity Interests or other equity securities (including any warrants, options or other rights to acquire its Equity Interests or other equity);
          (e) mortgaged or pledged any of its properties or assets or subjected them to any Lien, except for Permitted Liens;
          (f) purchased, acquired, sold, assigned, transferred, leased, licensed or otherwise disposed of or encumbered any of its material tangible or intangible assets, except in the ordinary course of business consistent with past practice, or canceled any material debts or claims;
          (g) sold, assigned, transferred, leased, licensed or otherwise disposed of or encumbered any material Intellectual Property Rights, disclosed any material proprietary confidential information to any Person (other than to Buyer and its Affiliates), or abandoned or permitted to lapse any material Intellectual Property Rights;
          (h) made or granted any bonus or any wage or salary increase to any employee or group of employees (except as required by pre-existing contracts described on Schedule 3.12 or in the ordinary course of business consistent with past practice), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement;
          (i) suffered any extraordinary losses or waived any rights of material value (whether or not in the ordinary course of business or consistent with past practice) in excess of $25,000 in the aggregate;
          (j) made binding commitments for Capital Expenditures that aggregate in excess of $100,000;
          (k) delayed or postponed the payment of any accounts payable or any other liability or obligation or agreed or negotiated with any party to extend the payment date of any accounts payable or any other liability or obligation or accelerated the collection of (or discounted) any accounts or notes receivable;
          (l) made any loans or advances to, guaranties for the benefit of, or any Investments in, any Person (other than advances to the Companies’ or their Subsidiaries’ employees in the ordinary course of business consistent with past practice);
          (m) made any charitable contributions or pledges exceeding in the aggregate $10,000 or made any political contributions;
          (n) suffered any damage, destruction or casualty loss exceeding in the aggregate $50,000, whether or not covered by insurance;
          (o) made any change in any method of accounting or accounting policies, including with respect to inventory and accounts receivable, or made any write-down in the value of its inventory that is material or that is other than in the usual, regular and ordinary course of business consistent with past practice or reversed or ceased making any accruals (whether or not in the ordinary course of business or consistent with past practice);
          (p) made any Investment in or taken any steps to incorporate or organize any Subsidiary;
          (q) amended its articles of incorporation, by-laws or other organizational documents;
          (r) entered into any agreement or arrangement prohibiting or restricting it from freely engaging in any business or otherwise restricting the conduct of its business anywhere in the world;

          (s) made any changes to its normal and customary practices regarding the solicitation, booking or fulfillment of orders or the shipment and delivery of goods;
          (t) entered into any material contract other than in the ordinary course of business consistent with past practice, entered into any other material transaction, whether or not in the ordinary course of business or consistent with past practice, or changed in any significant respect any business practice (in anticipation of the transactions contemplated hereby or otherwise); or
          (u) agreed, whether orally or in writing, to do any of the foregoing.
     3.11 Assets.
          (a) Except as set forth on Schedule 3.11(a), the Companies have good and marketable title to, or valid leasehold interests in, all properties and assets used by them, located on their premises or reflected as owned in the books and records of the Companies, including all assets and properties shown in the Audited Financial Statements and the Latest Balance Sheet or acquired after the dates thereof, free and clear of all Liens (other than properties and assets disposed of for fair consideration in the ordinary course of business since the dates of such balance sheets and except for Liens disclosed on such balance sheets (including any notes thereto) and Liens for current property taxes not yet due and payable, and Permitted Liens). The Companies own, have a valid leasehold interest in or have the valid and enforceable right to use, in each case free and clear of all Liens (other than Permitted Liens) all assets necessary for the conduct of their business, other than assets necessary for the provision of services that are the subject to the Transition Services Agreement. Subject to ordinary repairs and maintenance, and normal wear and tear arising in the ordinary course of business, the condition and repair of the real and personal property of the Companies and their Subsidiaries utilized in the conduct of the Companies’ and such Subsidiaries’ business are presently sufficient to allow the conduct of the ordinary business of the Companies and their Subsidiaries as presently conducted. All of the Companies’ and their respective Subsidiaries’ assets utilized in the conduct of the Companies’ and their Subsidiaries’ business have been maintained in a manner consistent with the past practices of the Companies and their Subsidiaries and all scheduled maintenance has been performed (with such derivations therefrom as are consistent with past practices).
          (b) Except as set forth on Schedule 3.11(b), none of the Companies nor any of their Subsidiaries owns or has owned any real property since 1975
          (c) Schedule 3.11(c) attached hereto contains a complete list of all leases effective as of the Closing for all leasehold or subleasehold estates and all other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by either Company or any of their Subsidiaries including, for the avoidance of doubt, the New Leases and excluding, for the avoidance of doubt, the leases replaced by the New Leases (collectively, the “Realty Leases”). The Companies have a valid leasehold interest in each Leased Real Property, subject only to Permitted Liens. The Companies have delivered to Buyer’s special counsel complete and accurate copies of each of the Realty Leases. Except as disclosed on Schedule 3.11(c), with respect to each Realty Lease: (i) the Realty Lease is legal, valid, binding, enforceable and in full force and effect; (ii) none of the Companies nor any of their Subsidiaries nor, to the Knowledge of the Companies, any other party to the Realty Lease is in breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Realty Lease; (iii) the Realty Lease has not been modified, except to the extent that such modifications are disclosed by the lease documents delivered to Buyer; (iv) none of the Companies nor any of their Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Realty Lease and (v) the transactions contemplated by this Agreement do not require the consent of any other party to such Realty Lease, will not result in the breach or default under such Realty Lease, and will not otherwise cause such Realty Lease to cease to be legal, valid, binding or enforceable and in full force and effect on identical terms following the Closing.
     3.12 Contracts and Commitments.
          (a) Except for the contracts or other agreements listed on the attached Schedule 3.12, none of the Companies nor any of their Subsidiaries is a party to or bound by any written or oral:
               (i) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation (including any bonuses or other remuneration and whether in cash or otherwise), to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;
               (ii) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis or relating to loans to officers, directors or Affiliates;
               (iii) contract under which either Company or any of their respective Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding $10,000;
               (iv) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or group of assets of either Company or any of their Subsidiaries;
               (v) Guaranty;
               (vi) lease or agreement under which either Company or any of their Subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $25,000;
               (vii) lease or agreement under which either Company or any of their Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled either Company or any of their Subsidiaries;

               (viii) contract or group of related contracts with the same party or group of affiliated parties, the performance of which involves consideration in the aggregate in excess of $100,000 annually, other than purchase and sales orders incurred in the ordinary course of business;
               (ix) assignment, license, indemnification or agreement with respect to any intangible property (including any Intellectual Property Rights) granted or made to either Company or any of their respective Subsidiaries, or granted or made by either Company or any of their respective Subsidiaries to third parties, except licenses to the Companies or any of their Subsidiaries of commercially available, unmodified, “off the shelf” software used solely for the Companies’ and their Subsidiaries’ own internal use for an aggregate fee, royalty or other consideration for any such software or group of related software licenses of no more than $10,000;
               (x) warranty agreement with respect to its services rendered or its products sold or leased;
               (xi) sales, distribution, manufacturing, supply or franchise agreement;
               (xii) agreement with a term of more than six months which is not terminable by the Companies or any of their Subsidiaries upon less than 30 days’ notice without penalty and involves a consideration in excess of $100,000 annually or $10,000 per month;
               (xiii) contract regarding voting, transfer or other arrangements related to either of the Companies’ or any Subsidiary’s Equity Interests or warrants, options or other rights to acquire any Equity Interests of either of the Companies or any of their Subsidiaries;
               (xiv) contract or agreement regarding any material indemnification provided to or by either of the Companies or any of their respective Subsidiaries, including any contract regarding any indemnification provided with respect to Environmental and Safety Requirements;
               (xv) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world; or
               (xvi) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $100,000 annually.
          (b) All of the contracts, leases, agreements and instruments set forth or required to be set forth on Schedule 3.12 are valid, binding and enforceable in accordance with their respective terms, and shall be in full force and effect without penalty in accordance with their terms upon consummation of the transactions contemplated hereby. Except as set forth on Schedule 3.12, (i) each of the Companies and each of their respective Subsidiaries has performed all obligations required to be performed by it and is not in default under or in breach of nor in receipt of any claim of default or breach under any contract, lease, agreement or instrument to which either of the Companies or any of their Subsidiaries is subject; (ii) to the Knowledge of the Companies, no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by either Company or any of their Subsidiaries under any contract, lease, agreement or instrument to which either Company or any of their Subsidiaries is subject; (iii) neither the Companies nor any of their Subsidiaries has any present expectation or intention of not fully performing all such obligations; and (iv) the Companies do not have Knowledge of any breach or anticipated breach by the other parties to any contract, lease, agreement, instrument or commitment to which either of them or any of their Subsidiaries are parties. There are no renegotiations of, attempts or requests to renegotiate or outstanding rights to renegotiate, any terms of any of the agreements and instruments set forth or required to be set forth on Schedule 3.12.
          (c) Buyer has been supplied with a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on the attached Schedule 3.12, together with all amendments, waivers or other changes thereto.
     3.13 Intellectual Property Rights.
          (a) The attached Schedule 3.13 contains a complete and accurate description and list of all (i) patented or registered Intellectual Property Rights owned or held by the Companies or any of their Subsidiaries, (ii) pending patent applications and applications for other registrations of Intellectual Property Rights filed by or on behalf of the Companies or any of their Subsidiaries, (iii) any unregistered Intellectual Property Rights that are material to the conduct of the Companies’ or any of their Subsidiaries’ respective businesses. The Companies or one of their Subsidiaries owns and possesses all right, title and interest to, or has the right to use pursuant to a valid and enforceable license set forth on the attached Schedule 3.12, all Intellectual Property Rights necessary for the operation of their respective businesses, free and clear of all Liens. The Companies or one of their Subsidiaries owns and possesses all right, title and interest in and to all Intellectual Property Rights created or developed by employees and independent contractors of either Company or of their Subsidiaries, or otherwise under the direction or supervision of the Companies’ and their Subsidiaries’ employees or independent contractors, relating to the Companies’ or their Subsidiary’s (as applicable) business or to the actual or demonstratively anticipated research or development conducted by or for the Companies and their Subsidiaries. Neither Seller nor any Affiliate of Seller (other than Companies and their Subsidiaries) owns or holds any Intellectual Property Rights that are embodied or used in the Companies’ or their Subsidiaries’ respective businesses. Except as set forth on the attached Schedule 3.13(a), the loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by either Company or any of their Subsidiaries has not had and would not reasonably be expected to have a Material Adverse Effect, and no loss or expiration of any Intellectual Property Right is threatened, pending or, to the Companies’ Knowledge, reasonably foreseeable. The Companies and each of their Subsidiaries has taken all reasonably necessary steps to maintain and protect the Intellectual Property Rights which any of them owns and uses.
          (b) Except as set forth on the attached Schedule 3.13(b), (i) there have been no claims made against either Company or any of their Subsidiaries or Seller asserting the invalidity, misuse or unenforceability of any of the Intellectual Property Rights owned or used by the either Company or any of their Subsidiaries and, to the Companies’ Knowledge, there is no basis for any such claim, (ii) none of the Companies nor Seller has received any notices of, and has no knowledge of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any Intellectual Property Rights (including any demand or request that either Company or any of their Subsidiaries license any rights from a third party, or identifying any third party Intellectual Property Rights in relation to one or more Products), (iii) the conduct of the Companies’ and their Subsidiaries’ businesses has not infringed, misappropriated or conflicted with, and the continued conduct of the Company’s and its Subsidiaries’ businesses will not infringe, misappropriate or conflict with, any Intellectual Property Rights of other Persons, (iv) no third party has made any claim asserting that any Intellectual Property Rights owned or held by the Companies or any of their Subsidiaries should be transferred to or placed under the control of a third party, nor has any third party made a request or demand that any such transfer be made by either Company or any of their Subsidiaries other than in an arms length transaction and in exchange for full and fair market value and (v) to the Companies’ Knowledge, the Intellectual Property Rights owned by or licensed to the Companies and their Subsidiaries have not been infringed, misappropriated or conflicted by other Persons. The transactions contemplated by this Agreement will not have an adverse effect on the Companies’ or any of their Subsidiaries’ right, title or interest in and to the Intellectual Property Rights owned, held or used by the Companies and their Subsidiaries and all of such Intellectual Property Rights used by the Companies and their Subsidiaries shall be owned or available for use from a third party other than Seller or any of its Affiliates by the Companies and their Subsidiaries on identical terms and conditions immediately after the Closing.
     3.14 Legal Proceedings. Except as set forth on the attached Schedule 3.14, there are no (and, during the five years preceding the date hereof, there have not been any) actions, suits, proceedings, orders, investigations or claims pending or, to Companies’ Knowledge, threatened against or affecting either of the Companies or any of their Subsidiaries (or to the Companies’ Knowledge, pending or threatened against or affecting any of the officers, directors or employees of the Companies or their Subsidiaries with respect to their business activities), or pending or threatened by either of the Companies or any of their Subsidiaries against any Person, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including any actions, suits, proceedings or investigations with respect to the transactions contemplated by this Agreement). Neither of the Companies nor any of their Subsidiaries is subject to any arbitration proceedings under collective bargaining agreements or otherwise or any governmental investigations or inquiries. Neither of the Companies nor any of their Subsidiaries is subject to any judgment, order or decree of any court or other governmental agency, and neither of the Companies nor any of their Subsidiaries has received any opinion or memorandum or written advice from the Companies’, Seller’s or any of their respective Affiliate’s legal counsel to the effect that it is exposed, from a legal standpoint, to any material liabilities. There are no actions, suits, proceedings, orders, investigations or claims pending or, to Companies’ Knowledge, threatened against or affecting Seller or either of the Companies or any of their Subsidiaries in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby.
     3.15 Compliance with Laws. Except as set forth on the attached Schedule 3.15:
          (a) Each of the Companies and their respective Subsidiaries has complied and is in compliance with all applicable laws, ordinances, codes, rules, requirements and regulations of foreign, federal, state and local governments and all agencies thereof relating to the operation of its business and the maintenance and operation of its properties and assets. Except as set forth in Schedule 3.15, in the two year period prior to the Closing Date, no written notices have been received by and no claims have been filed against the either of the Companies or any of their Subsidiaries alleging a violation of any such laws, ordinances, codes, rules, requirements or regulations, and, to the Companies’ Knowledge, none of the Companies or their Subsidiaries have been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action. Neither of the Companies nor any of their Subsidiaries has made any bribes, kickback payments or other similar payments of cash or other consideration.
          (b) Each of the Companies and their respective Subsidiaries holds and is in compliance with all permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations of all foreign, federal, state and local governmental agencies required for the conduct of its business and the ownership of its properties, and the attached Schedule 3.15 sets forth a list of all of such material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations. No written notices have been received by either of the Companies or their Subsidiaries alleging the failure to hold any of the foregoing. All of such permits, licenses, bonds, approvals, accreditations, certificates, registrations and authorizations will be available for use by the Companies and their Subsidiaries immediately after the Closing.
     3.16 Environmental and Safety Matters. Except as set forth on the attached Schedule 3.16:
          (a) Each of the Companies and their respective Subsidiaries has complied at all times and is in compliance with all Environmental and Safety Requirements.
          (b) Without limiting the generality of the foregoing, each of the Companies and their respective Subsidiaries has obtained and complied with, and is in compliance with, all permits, licenses and other authorizations that are required pursuant to Environmental and Safety Requirements for the occupation of its facilities and the operation of its business.
          (c) Neither of the Companies nor any of their Subsidiaries has received any written notice, report or other information regarding any actual or alleged violation of Environmental and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of the Companies or any of their Subsidiaries or any of their respective past or current properties or facilities arising under Environmental and Safety Requirements.
          (d) No underground storage tank exists at any property or facility owned or operated by either of the Companies or any of their respective Subsidiaries.
          (e) The Seller has in the ordinary course of business stored, transported, sold and otherwise utilized various petroleum and other products which may be deemed to be a hazardous substance or wastes under Environmental and Safety Requirements, but neither of the Companies or their Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any Person to any substance, including any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by such substance) in a manner that has given or would give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations, pursuant to any Environmental and Safety Requirements.
          (f) Neither of the Companies nor any of their Subsidiaries has manufactured, sold, marketed, installed or distributed products containing asbestos or silica .
          (g) Neither of the Companies nor any of their Subsidiaries has any liability (whether known, unknown accrued, absolute, contingent or otherwise) for any failure of any Affiliates of any such Person to comply with Environmental and Safety Requirements.
          (h) The Companies and Seller have furnished to the Buyer all environmental audits, reports and other material environmental documents relating to the current and former operations and facilities of the Companies and their Subsidiaries, which are in their possession, custody or control.
          (i) The Companies have not, either expressly or by operation of law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any Person relating to Environmental and Safety Requirements.
     3.17 Employees. The attached Schedule 3.17 correctly sets forth the name and current annual salary (or hourly wages, as the case may be) of each of the Companies’ and any of their Subsidiaries’ employees, and whether any employees are absent from active employment, including leave of absence or disability. Except as set forth on the attached Schedule 3.17, (a) neither of the Companies nor any of their Subsidiaries nor Seller has knowledge that any executive or key employee of either of the Companies or any of their Subsidiaries or any group of employees of the Companies or their Subsidiaries have any plans to terminate employment with the Companies or their Subsidiaries; (b) the Companies and each of their Subsidiaries have complied with all laws relating to the employment of labor, and neither of the Companies nor any of their Subsidiaries has knowledge that it has any labor relations problems (including any union organization activities, threatened or actual strikes or work stoppages or material grievances); and (c) neither of the Companies nor any their Subsidiaries nor, to the best of the Companies’ Knowledge, any of their respective employees are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, or in conflict with the present business activities of the Companies or their Subsidiaries, except for agreements between the any of the Companies or their Subsidiaries and their present and former employees. Schedule 3.17 sets forth the bonuses paid to the Companies’ and their Subsidiaries’ officers and employees in respect of the fiscal year ended December 31, 2006, and the maximum bonus which may be earned by such officers and employees in respect of the fiscal year ending December 31, 2007.
     3.18 Employee Benefit Plans.

          (a) The attached Schedule 3.18 sets forth an accurate and complete list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employee benefit plan, program or arrangement providing benefits to current or former employees of the Companies (including any bonus plan, plan for deferred compensation, retirement, severance, sick leave, employee health or other welfare benefit plan or other arrangement) at any time maintained, sponsored or contributed to by either Company or any of their Subsidiaries, or with respect to which either Company has any liability or potential liability (each such item, a “Plan”). All Plans are currently sponsored and maintained by PMI LLC.
          (b) Neither Company, nor any Person that may be treated as a single employer with either Company pursuant to Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, has any obligation to contribute to (or any other liability, including current or potential withdrawal liability, with respect to) any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any employee benefit plan which is a “defined benefit plan” (as defined in Section 3(35) of ERISA), whether or not terminated.
          (c) Neither Company, nor any Person that may be treated as a single employer with either Company pursuant to Section 414(b), 414(c), 414(m) or 414(o) of the Code, has any obligation under any Plan or otherwise to provide medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state law).
          (d) Except as set forth on Schedule 3.18 under the heading “Profit Sharing Plans,” neither Company maintains, contributes to or has any liability or potential liability under (or with respect to) any employee benefit plan which is a “defined contribution plan” (as defined in Section 3(34) of ERISA), whether or not terminated.
          (e) With respect to the Plans, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made. None of the Plans has any unfunded liabilities which are not reflected on the Latest Balance Sheet.
          (f) The Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and with the applicable provisions of ERISA, the Code and other applicable laws. Neither Company nor, to the Companies’ Knowledge, any trustee or administrator of any Plan has engaged in any transaction with respect to the Plans which would subject such Company or any trustee or administrator of the Plans, or any party dealing with any such Plan, nor do the transactions contemplated by this Agreement constitute transactions which would subject any such party, to either a civil penalty assessed pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. No actions, suits or claims with respect to the assets of the Plans (other than routine claims for benefits) are pending or, to Companies’ Knowledge, threatened which could result in or subject either Company to any liability and there are no circumstances which could reasonably be expected to give rise to any such actions, suits or claims. No liability to the Pension Benefit Guaranty Corporation or otherwise under Title IV of ERISA has been or reasonably could be incurred by either Company.

          (g) Each of the Plans which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service that such plan is qualified under Section 401(a) of the Code or is entitled to rely upon an opinion or notification letter issued to the sponsor of an IRS-approved M&P or volume submitter plan document, and, to Companies’ Knowledge, there are no circumstances which would adversely affect the qualified status of any such Plan.
          (h) The Companies have provided Buyer with true and complete copies of all documents pursuant to which the Plans are maintained, funded and administered, and the most recent annual reports (Form 5500 and attachments) for the Plans.
          (i) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, will entitle any employee to payment, or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any employee.
     3.19 Insurance. The attached Schedule 3.19 contains a true and complete list of all insurance policies to which either of the Companies or any of their Subsidiaries is a party or which provide coverage to or for the benefit of or with respect to either of the Companies, their Subsidiaries or any director or employee of the Companies or their Subsidiaries in his or her capacity as such (the “Insurance Policies”), indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of each policy and the amount of coverage. Seller has delivered to the Buyer true and complete copies of all such Insurance Policies. The attached Schedule 3.19 also describes any self-insurance or co-insurance arrangements by or affecting the Companies or their Subsidiaries, including any reserves established thereunder. Each Insurance Policy is in full force and effect and shall remain in full force and effect in accordance with its terms following the Closing. Neither of the Companies nor any of their Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it. The Companies and their Subsidiaries are current in all premiums or other payments due under the Insurance Policies and have otherwise complied in all material respects with all of their obligations under each Insurance Policy. The Companies have given timely notice to the insurer of all material claims known to them that may be insured thereby.
     3.20 Tax Matters. Except as set forth on the attached Schedule 3.20:
          (a) Each of the Companies and each of their respective Subsidiaries has timely filed all Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all material respects. All Taxes due and payable by the Companies and their respective Subsidiaries have been paid, and the Companies and their respective Subsidiaries have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party. All Taxes accrued but not due as of the date of the Latest Balance Sheet are accrued on the Latest Balance Sheet.

          (b) none of the Companies nor any of their respective Subsidiaries has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;
          (c) none of the Companies nor any of their respective Subsidiaries has consented to extend the time in which any material Tax may be assessed or collected by any taxing authority;
          (d) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any taxing authority against either of the Companies or any of their respective Subsidiaries;
          (e) there is no action, suit, taxing authority proceeding or audit now in progress, or to the Companies’ Knowledge, pending or threatened against or with respect to either of the Companies or any of their Subsidiaries;
          (f) no claim has ever been made by a taxing authority in a jurisdiction where either Company or any of such Company’s Subsidiaries does not file Tax Returns that such Company or any such Subsidiary, respectively, is or may be subject to taxation by that jurisdiction;
          (g) none of the Companies or any of their respective Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date;
          (h) none of the Companies or their Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement;
          (i) none of the Companies nor any of their Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than one of which the Company is the common parent) or (B) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;
          (j) PPI has been a validly electing S corporation within the meaning of Code Section 1361 and 1362 (and any analogous provisions of state or local law) since January 1, 1997, and PTI has been a validly electing S corporation within the meaning of Code Section 1361 and 1362 (and any analogous provisions of state or local law) since January 1, 1996. Each of the Companies will be an S corporation up to and including the Closing Date;

          (k) Schedule 3.20 identifies each Subsidiary of the Companies that is a “qualified subchapter S subsidiary” within the meaning of Code Section 1361(b)(3)(B). Each Subsidiary so identified has been a qualified subchapter S subsidiary at all times since the date shown on such schedule up to and including the Closing Date; and
          (l) Neither of the Companies shall be liable for any Tax under Code Section 1374 in connection with the deemed sale of such Company’s assets (including the assets of any qualified subchapter S subsidiary) caused by the Section 338(h)(10) Election. Neither of the Companies nor any qualified subchapter S subsidiary of either Company has, in the past 10 years, (A) acquired assets from another corporation in a transaction in which such Company’s or Subsidiary’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary.
          (m) Schedule 3.20 lists all the states with respect to which either Company is required to file any corporate, income or franchise tax returns and sets forth whether such Company is and has always been treated as the equivalent of an S corporation by or with respect to each such state.
          (n) Neither of the Companies is a partner or member of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for federal income tax purposes.
     3.21 Brokerage and Transaction Bonuses. Except for brokerage fees and expenses to First Analysis Securities Corporation (which fees and expenses shall be paid by Seller), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Seller, either of the Companies or any of their Subsidiaries.
     3.22 Bank Accounts; Names and Locations. Schedule 3.22 attached hereto lists all of the Companies’ and their Subsidiaries’ bank accounts (designating each authorized signatory and the level of each signatory’s authorization). Except as set forth on the Schedule 3.22, during the five-year period prior to the execution and delivery of this Agreement, neither Company nor any of their Subsidiaries or their respective predecessors has used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business.
     3.23 Affiliate Transactions. Except as set forth on the attached Schedule 3.23, no officer, director, shareholder, employee or Affiliate of either of the Companies or any their Subsidiaries or, to the Seller’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with either of the Companies or any of their Subsidiaries or any of the Companies’ or their Subsidiaries’ material customers or suppliers or has any interest in any assets or property used by either of the Companies or any of their Subsidiaries (including any Intellectual Property Rights). Except as set forth and described on the attached Schedule 3.23, none of the assets or properties that are used by the Companies or their Subsidiaries are owned by Seller or his Affiliates (other than the Companies and their Subsidiaries).
     3.24 Product Warranties. Except as set forth on Schedule 3.24, to the Knowledge of the Companies, all products manufactured, sold or delivered by the Companies or their Subsidiaries have been in conformity with all applicable contractual commitments of the Companies or their Subsidiaries and applicable law and all express and implied warranties of the Companies or their Subsidiaries, and neither of the Companies nor any of their Subsidiaries has any liability for replacement thereof or other damages in connection therewith in excess of any warranty reserve specifically established with respect thereto and included on the face of the Latest Balance Sheet. No products sold or delivered by the Companies or their Subsidiaries are subject to any guaranty, warranty or other indemnity of the Companies or Subsidiaries beyond the applicable standard terms and conditions of such sale as described on the attached Schedule 3.24. The attached Schedule 3.24 includes copies of such standard terms and conditions of sale for the Companies and their Subsidiaries (containing applicable guaranty, warranty and indemnity provisions). Neither Company nor any of their Subsidiaries has been notified in writing of any claims for (and except as set forth in Schedule 3.24, the Companies have no Knowledge of any threatened claims for) any extraordinary product returns, warranty obligations or product services relating to any of its products or services. Except as set forth on the attached Schedule 3.24, there have been no product recalls, withdrawals or seizures with respect to any products sold or delivered by the Companies or their Subsidiaries.
     3.25 Product Liabilities. Except as set forth on the attached Schedule 3.25, neither the Company nor any of its Subsidiaries has had or has any liability (and, to the Companies’ Knowledge, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any products sold or delivered by the Companies or their Subsidiaries or with respect to any services rendered by the Companies or their Subsidiaries.
     3.26 Customers and Suppliers. Schedule 3.26 attached hereto sets forth (a) a list of each of the Companies top ten customers (on a consolidated basis) (by volume of sales to such customers) and (b) a list of each of the Companies’ top ten suppliers (on a consolidated basis) (by volume of purchases from such suppliers), for the fiscal years ended December 31, 2005 and 2006. Neither of the Companies nor any of their Subsidiaries has received any oral or written notice from any such customer to the effect that, and neither of the Companies nor any of their Subsidiaries nor Seller has any knowledge that, any such customer will stop, materially decrease the rate of, or change the terms (whether related to payment, price or otherwise in any material respect) with respect to, buying products from the Companies or their Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Neither of the Companies nor any of their Subsidiaries has received any oral or written notice from any supplier to the effect that, and neither of the Companies nor any of their Subsidiaries nor Seller has any knowledge that, such supplier will stop, materially decrease the rate of, or change the terms (whether related to payment, price or otherwise in any material respect) with respect to, supplying materials, products or services to the Companies or their Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

     3.27 Disclosure. Neither this Article III nor any of the Schedules referenced in Article III and attached hereto contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein, in the light of the circumstances in which they were made, not misleading.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
               As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller as of the date hereof that:
     4.1 Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
     4.2 Authorization. The execution, delivery and performance by Buyer of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer, and no other corporate act or proceeding on the part of Buyer, its board of directors or stockholders is necessary to authorize the execution, delivery or performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party, and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, and each of the other agreements and instruments contemplated hereby to which Buyer is a party, when executed and delivered by Buyer in accordance with the terms hereof, shall each constitute a valid and binding obligation of Buyer, enforceable in accordance with its respective terms.
     4.3 No Violation. Buyer is not subject to nor obligated under its certificate of incorporation or bylaws, or any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
     4.4 Governmental Authorities and Consents. Except as may be required pursuant to the credit agreements among Buyer, its Subsidiaries and their various senior lenders, no permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority or any other Person is required in connection with the execution, delivery or performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.
     4.5 Legal Proceedings. There are no actions, suits, proceedings, orders or investigations pending or, to Buyer’s knowledge, threatened against or affecting Buyer, at law or in equity, or before or by any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would materially and adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.
     4.6 Brokerage and Transaction Bonuses.Except as set forth on Schedule 4.6, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Buyer.
ARTICLE V
ADDITIONAL AGREEMENTS
     5.1 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Closing as follows:
          (a) the representations and warranties in Section 3.20 (Tax Matters) shall terminate when the applicable statutes of limitations with respect to the liabilities in question expire (after giving effect to any extensions or waivers thereof), plus sixty (60) days;
          (b) the representations and warranties in Section 3.1 (Corporate Organization), Section 3.2 (Capitalization and Related Matters; Title to Shares), Section 3.3 (Authorization; Non-contravention), Section 3.4 (Subsidiaries), Section 3.21 (Brokerage and Transaction Bonuses), Section 3.23 (Affiliate Transactions), and Section 4.1 (Organization and Power), Section 4.2 (Authorization) Section 4.3 (No Violation) or Section 4.4 (Governmental Authorities and Consents) shall not terminate and shall survive indefinitely;
          (c) the representations and warranties in Section 3.16 (Environmental and Safety Matters) shall terminate on the fourth anniversary of the Closing; and
          (d) all other representations and warranties in this Agreement shall terminate on the second anniversary of the Closing Date;
provided that any representation or warranty in respect of which indemnity may be sought under Section 5.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 5.1 if notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
     5.2 Indemnification.
          (a) Seller agrees to and shall indemnify the Buyer Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Buyer Parties as and when incurred for any Losses which any such Buyer Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of: (i) any breach by Seller of any representation or warranty made by Seller in this Agreement; or (ii) any breach of any covenant or agreement of Seller under this Agreement; provided that Seller shall not have any liability under clause (i) above (other than with respect to the representations and warranties contained in Section 3.1 (Corporate Organization), Section 3.2 (Capitalization and Related Matters; Title to Shares), Section 3.3 (Authorization; Non-contravention), Section 3.4 (Subsidiaries), Section 3.10(k) (Absence of Certain Developments), Section 3.20 (Tax Matters), Section 3.21 (Brokerage and Transaction Bonuses) or Section 3.23 (Affiliate Transactions) (collectively, the “Fundamental Representations and Warranties”), for which no such limitation shall apply) unless the aggregate of all Losses relating thereto for which Seller would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $600,000, at which point the Buyer Parties shall be indemnified and held harmless for all such Losses to the extent in excess of $600,000; and provided further that Seller’s aggregate liability under clause (i) above (other than with respect to Fundamental Representations and Warranties, for which no such limitation shall apply) shall in no event exceed $7,000,000 (with it being understood, however, that nothing in this Agreement (including this Section 5.2(a)) shall limit or restrict any of the Buyer Parties’ rights to maintain or recover any amounts in connection with any action or claim based upon actual fraud).
          (b) Buyer agrees to and shall indemnify Seller and his permitted assigns (“Seller Parties”) and hold them harmless against any Losses that any Seller Party may suffer, sustain or become subject to as the result of, in connection with, relating or incidental to, or by virtue of the breach by Buyer of any representation, warranty, covenant or agreement made by Buyer in this Agreement. In the event that, at any time following the Closing Date, Seller is required to pay any amount pursuant to Seller’s personal guaranty of any liability or obligation of any of the Companies or their Subsidiaries under any of the contracts listed on Schedule 5.2(b)(ii), Buyer shall indemnify Seller for the amount of any such payment.
          (c) Except as otherwise provided herein, any indemnification of the Buyer Parties or Seller Parties pursuant to this Section 5.2 shall be effected by wire transfer of immediately available funds from Seller or Buyer, as the case may be, to an account designated by the applicable Buyer Party or Seller Party, as the case may be, within ten days after the determination thereof. Any amounts owing from Seller pursuant to this Section 5.2 shall first be made to the extent possible from the Escrow Funds (as defined in the Escrow Agreement) in the Escrow Account (as defined in the Escrow Agreement) and thereafter shall be made directly by Seller in accordance with the terms of this Section 5.2(c); provided that amounts (if any) owing from Seller to any Buyer Party pursuant to Section 2.3(c) above or any breach of any covenant contained herein, including any covenant contained in Section 5.8 below, shall be paid from the Escrow Funds only with the prior written consent of Buyer (and, absent such consent, shall be paid by Seller as set forth in the first sentence of this Section 5.2(c)). All indemnification payments under this Section 5.2 shall be deemed adjustments to the Final Aggregate Purchase Price.
          (d) The amount of any Loss subject to indemnification by the Person making a claim for indemnification under this Section 5.2 (an “Indemnitee”) hereunder shall be calculated net of (i) any insurance proceeds actually recovered by the Indemnitee, or any lienholder or assignee of Indemnitee, from any insurance provider with respect thereto, or (ii) in the case of a third party claim covered by an insurance policy of the Company, amounts that are actually paid in respect of such Loss to or for the benefit of the third party claimant directly by the applicable insurer under such insurance policy. Each Indemnitee shall use its commercially reasonable efforts to obtain or cause recovery under any of its insurance policies covering the Loss with respect to which such claim for indemnification is being made. In the event that insurance proceeds are received by an Indemnitee with respect to any Loss and the Indemnitee has already received payment for the Loss from an indemnifying party (an “Indemnitor”) hereunder with respect to such Loss, the Indemnitee shall pay the amount of such insurance proceeds to the Indemnitor (or, to the extent that such payment was made from the Escrow Account (as defined in the Escrow Agreement) and the Escrow Account is still in existence, to the Escrow Account); provided that (1) Indemnitor shall not be entitled to any such insurance proceeds in excess of the indemnification payment or payments actually received from the Indemnitor by the Indemnitee with respect to such Loss and (2) the payment to the Indemnitor or the Escrow Agent shall be net of any additional Loss suffered by Indemnitee in excess of the payments made by Indemnitor. For the avoidance of doubt, the amount of any Loss shall include any collection costs, fees and expenses incurred by the Indemnitee in connection with the collection of insurance proceeds and any retroactively assessed, or increases in, premiums or fees, arising by reason of payment of any insurance proceeds with respect to such Loss, and any self-insured retention or deductible constituting amounts paid or payable by Indemnitee in connection with, or otherwise allocable to, such Loss.
          (e) Any Person making a claim for indemnification under this Section 5.2 (i.e. an Indemnitee) shall notify the Indemnitor of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof, and the extent to which the claim has been presented to any insurer for defense or indemnity; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor has been materially prejudiced thereby. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option exercisable at any reasonable time during the pendency of the claim (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that, prior to the Indemnitor assuming control of such defense it shall first verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights, but subject to the applicable limitations in Section 5.2(a)), for all liabilities and obligations relating to such claim for indemnification and that it shall provide full indemnification (whether or not otherwise required hereunder, but subject to the limitations set forth in Section 5.2(a)) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:
               (i) the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor, and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if a reasonable likelihood exists of a conflict of interest (other than a conflict of interest based upon the provisions of this Section 5.2) between the Indemnitor and the Indemnitee);

               (ii) the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and shall pay the fees and expenses of counsel retained by the Indemnitee if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (2) the claim seeks primarily an injunction or other equitable relief against the Indemnitee; (3) a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee; (4) upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim (5) it appears there is a reasonable likelihood that the Loss relating to the claim could exceed 120% of the maximum amount that such Indemnitee could then be entitled to recover under the applicable provisions of this Section 5.2; and
               (iii) if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee, which consent may not be unreasonably withheld or delayed, before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice.
          (f) Notwithstanding anything herein to the contrary, any claim by an Indemnitee for indemnification not involving a third party claim may be asserted by giving the Indemnitor written notice thereof, setting forth the basis of the claim in reasonable detail and the amount of the Losses (to the extent known at the time of such notice) for which indemnification is sought. If the Indemnitor does not notify the Indemnitee within 30 calendar days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee, including reasonable detail as to the basis of the dispute, such claim specified by the Indemnitee in such notice shall be conclusively deemed an obligation of the Indemnitor hereunder, and the Indemnitor will pay the amount of such Losses to the Indemnitee on demand. Any portion of a claim that is undisputed shall be conclusively deemed an obligation of the Indemnitor hereunder, and the Indemnitor will pay the amount of such Losses to the Indemnitee on demand.
          (g) Any failure of the Companies or any of their Subsidiaries to collect any accounts or notes receivable existing as of the Closing Date in an aggregate amount exceeding the Companies’ reserve for doubtful accounts as of the Closing Date (which the parties agree is $814,000) shall not constitute a Loss subject to indemnification hereunder unless such accounts or notes are not collected by the Companies as of the first anniversary of the Closing Date. In the event that Seller indemnifies any Buyer Party with respect to Losses arising out of a failure to collect a receivable, Seller shall be subrogated to the rights of the Companies and their Subsidiaries with respect to the accounts receivable of the Companies and their Subsidiaries that are the subject of such Losses to the extent of any such amounts actually paid by Seller to such Buyer Party in connection with such claim for indemnification.
          (h) Seller hereby agrees that he shall not (and shall cause its Affiliates not to) make any claim for indemnification against Buyer, either Company or any of their respective Affiliates by reason of the fact that Seller or any Affiliate of any Seller is or was a shareholder, member, director, manager, officer, employee or agent of the Companies or any of their Affiliates or is or was serving at the request of either Company or any of their

Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Buyer Parties against Seller pursuant to, or in connection with, this Agreement, and Seller (on his own behalf and on behalf of his Affiliates) hereby acknowledges and agrees that he shall not have any claim or right to contribution or indemnity from either Company or any of their Affiliates with respect to any amounts paid by him pursuant to, or in connection with, this Agreement or any claim arising that is subject to indemnification by Seller pursuant to this Agreement.
               (i) The remedies provided for in this Agreement shall constitute the sole and exclusive remedies for any claims made with respect to the transaction contemplated hereby, except in the case of actual fraud. Nothing in this Agreement shall limit or restrict any of the Buyer Parties’ or Seller Parties’ right to maintain or recover any amounts in connection with any action or claim of actual fraud or limit or restrict any right to maintain equitable relief as contemplated by hereunder.
     5.3 Press Release and Announcements. At Closing, Buyer and Seller may issue a joint press release. After the Closing, any press releases related to this Agreement or the transactions contemplated hereby, or other announcements to the employees, customers, suppliers, vendors or service providers of the Companies or their Subsidiaries, will be issued solely by the Companies or Buyer.
     5.4 Expenses. Except as otherwise provided herein, Buyer shall pay all of its own and all of its Affiliates’ fees, costs and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby. Seller shall pay all of his own and all of his Affiliates and all of the Companies’ fees, costs and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants) incurred in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby.
     5.5 Specific Performance. Each of the Companies, Seller and Buyer acknowledges and agrees that the other parties could be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Companies, Seller and Buyer agree that the other parties shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

     5.6 Further Assurances. In the event that any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action as any other party hereto reasonably may request. Buyer, the Companies and Seller each agree that they will mutually cooperate in the expeditious filing of all notices, reports and other filings with any federal, state, local or foreign governmental authority required to be submitted jointly by such Persons in connection with the execution and delivery of this Agreement and/or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.
     5.7 Confidentiality. Seller agrees not to disclose or use at any time (and shall cause each of his Affiliates not to use or disclose at any time) any Confidential Information. Seller further agrees to take all commercially reasonable steps (and to cause each of his Affiliates to take all commercially reasonable steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. The obligation of the Seller to not disclose Confidential Information shall not apply to any disclosure of Confidential Information that (a) is already known to the party receiving the information from a source other than Seller, (b) is or becomes available to the public other than as a result of disclosure or use by Seller, or (c) is required under applicable law or judicial process; provided that in the event that Seller or any of his Affiliates is required by law to disclose any Confidential Information, Seller shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and Seller shall cooperate with Buyer and the Companies to preserve the confidentiality of such information consistent with applicable law.
     5.8 Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and Seller for certain Tax matters following the Closing Date:
               (a) Seller shall indemnify the Companies, their Subsidiaries, Buyer and each Buyer Party and hold them harmless from and against (i) all Taxes (or the non-payment thereof) of the Companies and their Subsidiaries for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) any and all Taxes of any Affiliated Group, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any Person (other than the Companies and their Subsidiaries) imposed on the Companies or their Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing. Seller shall reimburse Buyer, the Companies and any of their Subsidiaries for any Taxes which are the responsibility of Seller pursuant to this Agreement within ten (10) business days after payment of such Taxes by Buyer, either Company or their Subsidiaries.
               (b) In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Companies and their Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Companies and their Subsidiaries for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
               (c) Seller shall prepare or cause to be prepared and file or caused to be filed all Tax Returns for tax periods ending on or before the Closing Date for the Companies and their Subsidiaries which are filed after the Closing Date. Each such Tax Return shall be prepared and filed in a manner consistent with past practice, except as otherwise required by applicable law. Seller shall permit Buyer to review and comment on each such Tax Return prior to filing. To the extent permitted by applicable law, Seller shall include any income, gain, loss, deduction or other tax items for such periods on their Tax Returns in a manner consistent with the Schedule K-1s furnished by the Companies to Seller for such periods.
               (d) Buyer, the Companies and their Subsidiaries and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.8 and any audit, litigation or other proceeding with respect to Taxes, provided that Seller shall control the response to any audit concerning a Pre-Closing Tax Period; further provided that (i) Seller shall not agree to any settlement for any taxable period that would have the effect of increasing or otherwise adversely affecting the Tax liabilities or tax attributes of the Buyer or the Companies or any of their respective Subsidiaries for any taxable period beginning after the Closing Date and (ii) Buyer shall not agree to any settlement for any taxable period that would have the effect of increasing or otherwise adversely affecting the Tax liabilities of Seller for any taxable period ending on or prior to the Closing Date. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Companies and their Subsidiaries and Seller each agree (A) to retain all books and records with respect to Tax matters pertinent to the Companies and their Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Companies and their Subsidiaries or Seller, as the case may be, shall allow the other party to take possession of such books and records.
               (e) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne by Seller, and Seller shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Buyer shall join in the execution of any such Tax Returns and other documentation.
               (f) Each Company and Seller shall join with Buyer in making an election under Code Section 338(h)(10) (and any corresponding election under state, local, and foreign tax law) with respect to the purchase and sale of the Shares hereunder (collectively, a “Section

338(h)(10) Election”). Seller shall include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on Seller’s Tax Returns to the extent required by applicable law. Seller shall also pay any Tax imposed on either of the Companies or any of their Subsidiaries attributable to the making of the Section 338(h)(10) Election, including (A) any Tax imposed under Code Section 1374, (B) any Tax imposed under Treasury Regulation Section 1.338(h)(10)-1(e)(5), or (C) any state, local or foreign Tax imposed on either of the Companies’ or any of their Subsidiaries’ gain, and Seller shall indemnify Buyer, the Companies, and their Subsidiaries against any Losses arising out of any failure to pay any such Taxes.
          (g) The Final Cash Purchase Price, the liabilities of the Companies and other relevant items (including any Performance Payments) shall be allocated among the assets of the Companies and their qualified subchapter S subsidiaries for all purposes in a manner consistent with Code Sections 338 and 1060 and the regulations thereunder and as mutually determined by Buyer and Seller. Buyer and Seller shall complete such allocation within 90 days after the Closing Date. Buyer and Seller shall file any Tax Returns and any other governmental filings on a basis consistent with such allocation.
     5.9 Non-Competition and Non-Solicitation.
          (a) Seller hereby acknowledges and agrees that (x) he is familiar with the trade secrets and with other Confidential Information related to the business of the Companies and their Subsidiaries, and (y) that Buyer and the Companies would be irreparably damaged if Seller were to compete with or otherwise interfere with the business of any of them and that any such competition would result in a significant loss of goodwill by Buyer and the Companies. Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 5.9 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer would not obtain the full benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if Seller breached this Section 5.9. Therefore, in further consideration of the amounts paid to Seller on the Closing Date pursuant to this Agreement, Seller agrees that (i) until the third anniversary of the Closing, he shall not anywhere in the United States, and (ii) until the fifth anniversary of the Closing, he shall not anywhere in (A) the State of West Virginia; (B) the State of Ohio, (C) the Commonwealth of Virginia within 50 miles of the border of West Virginia or (D) the Commonwealth of Kentucky within 50 miles of the border of West Virginia, directly or indirectly own any interest in, manage, control, participate in (whether as an officer, director, employee, partner, representative or otherwise), consult with, or in any other manner engage in any activity which is directly or indirectly competitive with any businesses of Buyer or any of its Subsidiaries conducted as of the date hereof (“Competitive Activities”), including the sale or distribution of fuels, petroleum products or engine or machine lubricants. Notwithstanding the foregoing, the foregoing covenant shall not be deemed breached as a result of (X) the passive ownership by Seller of less than an aggregate of 2% of any class of publicly traded stock of a corporation engaged, directly or indirectly, in Competitive Activities so long as Seller does not have any active participation in the business of such corporation, (Y) Seller’s ownership, management of or other active participation in (1) any Persons whose business is limited to the ownership, maintenance, management or leasing of real property (regardless of the identity of any unaffiliated lessee of such property), including, without limitation, Persons who lease real property to the Companies, any of the One Stop Companies or to Persons who are consignees or otherwise purchasing products from the Companies, (2) any of the One Stop Companies (so long as none of them enter into any new line of business that is competitive with any business of the Buyer, the Companies or any of their respective Subsidiaries existing as of date hereof, including any fleet fueling services, customer on-site services or the marketing, distribution or sale of petroleum products or lubricants to industrial or commercial customers) or (Z) Seller’s activities on behalf of non-profit or charitable organizations. Seller acknowledges the restrictions set forth above are reasonable and necessary to protect the goodwill of the Companies.
          (b) During the Restricted Period, Seller shall not (i) induce or attempt to induce any employee of Buyer or its Subsidiaries (including the Companies and their Subsidiaries) to leave the employ of Buyer or such Subsidiary, or in any way interfere with the relationship between Buyer or any of its Subsidiaries and any employee thereof, (ii) hire any person who was an employee of any Buyer or its Subsidiaries (including the Companies and their Subsidiaries) at any time during the one-year period immediately prior to the date on which such hiring would take place, or (iii) interfere with the relationship between any of Buyer or any of its Subsidiaries and any customer, supplier or other business relation of any of them including by (1) making any disparaging statements or communications about any Buyer or its Subsidiaries (including the Companies and their Subsidiaries), (2) inducing any of them to cease doing business with Buyer or any of its Subsidiaries (including the Companies and their Subsidiaries) or (3) otherwise seeking to adversely affect such relationship. For purposes hereof, “Restricted Period” means the period beginning on the date hereof and ending on the fifth anniversary of the Closing Date.
          (c) Notwithstanding the foregoing (but without limiting the other provisions of this Agreement) Seller may hire any member of Seller’s Family Group (as defined in the Senior Management Agreement) that is an employee of the Buyer or its Subsidiaries (including the Companies and their Subsidiaries), or induce any such member of Seller’s Family Group to leave his employment or otherwise interfere with any relationship between the Company or any of its Subsidiaries and any member of Seller’s Family Group.
          (d) If, at the time of enforcement of this Section 5.9, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law.
     5.10 Director and Officer Indemnification; Insurance
          (a) For a period of six years after the Closing Date, neither the Buyer nor any of the Companies shall amend, repeal or modify any provision in any of the Companies’ or any of their Subsidiaries’ charters or bylaws, where such amendment, revocation or modification would limit or restrict, with respect to matter arising from, or relating to, any period ending on or prior to the Closing, the exculpation or indemnification of any current or former officer or director as compared to what is currently provided for therein (unless required by law), it being the intent of the Parties that the Seller, in his capacity as an officer and director of the Companies and their Subsidiaries, shall continue to be entitled to, with respect to any period ending on or prior to the Closing, such exculpation and indemnification to the full extent provided for in such charter documents and bylaws, and in accordance with applicable law. Notwithstanding the foregoing, nothing in this Section 5.10 shall, or shall be construed to, limit or otherwise alter Section 5.2(h) above.
          (b) The Buyer shall cause the Companies to maintain, for a period of four years after the Closing Date, insurance coverage under a “claims made” policy substantially equivalent to the coverage provided for under the Company’s existing Environmental Incident Policy with A.I.G., Policy Number: PLS 2679122.
ARTICLE VI
MISCELLANEOUS
     6.1 Amendment and Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided that any such amendment or waiver will be binding only if such amendment or waiver is set forth in a writing executed by Seller, the Companies and the Buyer. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. Notwithstanding anything herein to the contrary, time is of the essence.
     6.2 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, (ii) one business day after being sent by reputable overnight express courier (charges prepaid), (iii) five days following mailing by certified or registered mail, postage prepaid and return receipt requested, or (iv) upon confirmation of transmission, when sent by facsimile or other electronic means. In the event of any personally delivered, overnight couriered, or mailed notice, demand or other communication, a duplicate email communication shall be sent. In the event an email or other electronic communication is made, a duplicate notice shall be mailed, personally delivered or sent by overnight courier (in accordance with the above). Unless another address is specified in writing, notices, demands and communications shall be sent to the addresses indicated below:
          Notices to Seller may be sent to either of the following 2 addresses:
1) Patrick C. Graney, III
    P.O. Box 289
    Charleston, WV 25301
    pgraneyjs@aol.com
2) Patrick C. Graney, III
    c/o PMI, LLC
    Suite B
    500 River East Drive
    Belle, West Virginia 25015

with a copy to:
(which shall not constitute notice):
Lewis, Glasser, Casey & Rollins, PLLC
300 Summers Street
Suite 700
P.O. Box 1746
Charleston, W.Va. 25326-174
Attention: John A. Rollins, Esq.
Telecopy: (304) 343-7999
Notices to the Companies and Buyer:
Maxum Petroleum, Inc.
9 Benedict Place
Second Floor
Greenwich, Connecticut 06830
Telecopy: (203) 622-4172
Attention: Board of Directors
with a copy to:
(which shall not constitute notice):
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
Attn: Richard W. Porter, P.C. and Martin A. DiLoreto, Jr.
Telecopy: (312) 861-2200
     6.3 Successors and Assigns. This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Seller without the prior written consent of Buyer. Buyer and the Companies may assign their respective rights and obligations pursuant to this Agreement, in whole or in part, in connection with any disposition or transfer of all or any portion of the Companies or their Subsidiaries or their respective businesses in any form of transaction without the consent of any of the other parties hereto. Buyer and the Companies may assign any or all of their rights pursuant to this Agreement or the Escrow Agreement to any of their respective lenders as collateral security without the consent of any of the other parties hereto.
     6.4 Severability. Without limiting Section 5.9(c), whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     6.5 Interpretation. The headings and captions used in this Agreement, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption or heading had been used herein or therein. Any capitalized terms used in any Schedule attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The use of the word “including” (or derivations thereof) herein shall mean “including without limitation.” The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     6.6 Waiver of Jury. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER.
     6.7 No Other Beneficiaries. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns (and the Buyer Parties and the Seller Parties), any rights or remedies under or by reason of this Agreement.
     6.8 Complete Agreement. This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings whether written or oral, relating to such subject matter in any way.
     6.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

     6.10 Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic transmission in portable document format (PDF) or comparable electronic transmission, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or PDF electronic transmission or comparable electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or PDF electronic transmission or comparable electronic transmission as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.
     6.11 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal law of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware.
     6.12 Schedules. The Schedules attached hereto are hereby incorporated into and shall be deemed a part of this Agreement. No exceptions to any representations or warranties disclosed on one Schedule attached hereto shall constitute an exception to any other representations or warranties made in this Agreement unless the exception is disclosed as provided herein on each such other applicable schedule or unless the relevance of such exception to such other representation and warranty is reasonably apparent based upon a plain reading of such exception. The mere listing of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty specifically relates to the existence of the document or other item itself.
     6.13 Submission to Jurisdiction. Each of the parties submits to exclusive jurisdiction of any court of competent jurisdiction located in the state of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party hereto hereby irrevocably submits to the jurisdiction of such courts, irrevocably consents to the service of process by registered mail or personal service and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter have as to personal jurisdiction, the laying of the venue of any such action or proceeding brought in any such court and any claim that any such action or proceeding brought in any court has been brought in an inconvenient forum and waives any bond, surety or other security that might be required of any other party with respect thereto. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other state or federal court unless and until the foregoing court renders a final order that it lacks, and cannot acquire, the necessary jurisdiction, and either all appeals have been exhausted or the order is no longer appealable. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6.2 above. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.
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          IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement on the date first written above.

BUYER

Maxum Petroleum, Inc.

By:	/s/ Michel Salbaing

Name:	Michel Salbaing

Title:	Secretary

COMPANIES:

Petroleum Products, Inc.

By:	/s/ Patrick C. Graney, III

Name:	Patrick C. Graney, III

Title:	President

Petroleum Transport, Inc.

By:	/s/ Patrick C. Graney, III

Name:	Patrick C. Graney, III

Title:	President

SELLER
/s/ Patrick C. Graney, III

Patrick C. Graney, III
Signature page to Stock Purchase Agreement